CORPORATE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

9 November 2023

Notification of a Transaction by a Person Discharging Managerial Responsibilities

On 7 November 2023, John Hinshaw exercised his options to purchase 6,851 ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc at an option price of £2.627 per Share. The options had been granted under the HSBC Holdings Savings-Related Share Option Plan. The Shares, together with another 9,149 ordinary shares of US$0.50 in HSBC Holdings plc held by John Hinshaw, were transferred on 8 November 2023 as a charitable donation by way of a gift for nil consideration to the CAF American Donor Fund, a trading name of the Southampton Row Trust Ltd, an independent UK registered charity (charity number 1079020).

The following disclosure is made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-11-07	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Exercise of options granted under the HSBC Holdings Savings-Related Share Option Plan			Price	Volume	Total
			£2.63	6,851	£17,997.58
		Aggregated	£2.627	6,851	£17,997.58

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-11-08	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Transfer of shares to charity			Price	Volume	Total
			£0	16,000	£0
		Aggregated	£0	16,000	£0

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 20 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 September 2023